Via Facsimile and U.S. Mail
Mail Stop 6010

May 17, 2007

Mr. Peter N. Kellogg
Executive Vice President, Finance and
Chief Financial Officer
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

Re: Biogen Idec Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed February 21, 2007
      File No. 000-19311

Dear Mr. Kellogg:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Business Overview and Summary of Significant Accounting Policies
Intangible Assets, excluding Goodwill, page F-11

1. You changed the amortization method from the economic consumption method to the straight-line basis because the straight-line basis resulted in higher amortization. Paragraph 12 of FAS 142 states that the method of amortization

should reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

- Please tell us how your policy to select the amortization method that results in the largest amortization amount most accurately reflects intangible asset consumption.
- Your statement that the straight-line method reflects more amortization than the economic consumption method is inconsistent with your discussion in management's discussion and analysis which indicates that amortization decreased by $18 million as a result of changing to the straight-line method. Please clarify.
- You state that you may switch back to the economic consumption method in 2008. It does not appear appropriate to continually switch your amortization methodology. Refer to paragraph 4 of FAS 154 and please explain.
- Clarify what the economic consumption method is.
- Please file a preferability letter in Exhibit 18 for your change in accounting principle or tell us why a preferability letter is not required.

Note 3. Financial Instruments
Strategic Investments, page F-25

2. Please provide us, in disclosure-type format, the events and circumstances that led to the $30.5 million impairment in your strategic investment including the specific investment(s) and their values after recording the impairment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant